SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                         CONCORDE CAREER COLLEGES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  20651H 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  NELSON OBUS
                            WYNNEFIELD CAPITAL, INC.
                         450 SEVENTH AVENUE, SUITE 509
                            NEW YORK, NEW YORK 10123
                                 (212) 760-0134
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    Copy to:

                              SHAHE SINANIAN, ESQ.
                             Greenberg Traurig, LLP
                                200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200



                                 APRIL 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20651H 10 2                  13D/A                 Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    29,650
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    29,650
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,650

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.51%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20651H 10 2                  13D/A                 Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: CHANNELL PARTNERS II, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 22-3215653



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         20,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.34%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20651H 10 2                  13D/A                 Page 4 of 12 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         89,846

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         89,846

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     89,846

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.54%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20651H 10 2                  13D/A                 Page 5 of 12 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20651H 10 2                  13D/A                 Page 6 of 12 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: NELSON OBUS, AS JOINT TENANT WITH EVE E. COULSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         25,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         25,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.43%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20651H 10 2                  13D/A                  Page 7 of 12 Pages

         This Amendment No. 2 amends the initial Statement of Beneficial Ownership on Schedule 13D, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on June 18, 1996 and April 18, 1997, respectively (together, the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. ("Partnership"), and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund"), Channell Partners II, L.P. ("Channell"), and Nelson Obus ("Obus") and Eve E. Coulson, as joint tenants ("Joint Tenants") (collectively, the "Original Reporting Persons"), with respect to the shares of common stock, $0.10 par value per share ("Common Stock"), of Concorde Career Colleges Inc., a Delaware corporation, with offices located at 1100 Main Street, Suite 416, Kansas City, Missouri 64105 (the "Issuer"). In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Partners Small Cap Value, L.P. I ("Partnership-I"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), and Joshua Landes ("Landes"). The Original Reporting Persons, WCM and WCI are sometimes referred to collectively herein as the "Wynnefield Group"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This Schedule 13D is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Channell Partners II, L.P. ("Channell"), which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Nelson Obus, as joint tenant with Eve E. Coulson ("Obus"), an individual.

         Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of Wynnefield and Wynnefield I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes ("Landes") are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc. ("WCI"), the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented and amended by adding thereto the following:

         As of the date of this Amendment No. 2, the Partnership has sold 47,300 shares of Common Stock in the open market at market price, the Partnership-I has sold 8,500 shares of Common Stock in the open market at market price, the Fund has sold 600 shares of Common Stock in the open market at market price and Channell has sold 30,000 shares of Common Stock in the open market at market price.

CUSIP No. 20651H 10 2                  13D/A                 Page 8 of 12 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby supplemented and amended to reflect that:

         (a) - (c) As of April 14, 2003, the Wynnefield Group beneficially owned in the aggregate 164,496 shares of Common Stock, constituting approximately 2.81% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,845,664 shares outstanding on February 28, 2003, as set forth in the Company's most recent report on Form 10-K for the period ended December 31, 2002 filed with the Securities and Exchange Commission on March 6, 2003). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:



                                                            APPROXIMATE
                                       NUMBER OF            PERCENTAGE OF
     NAME                              SHARES               OUTSTANDING SHARES
     ----                              ------               ------------------
     Partnership *                     29,650               0.51%
     Partnership-I *                   89,846               1.54%
     Fund**                            -0-                  -0-%
     Channel                           20,000               0.34%
     Mr. Obus, as joint tenant with
     Eve E. Coulson                    25,000               0.43%

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Partnership and Partnership-I beneficially own. WCM, as the sole general partner of Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to

CUSIP No. 20651H 10 2                  13D/A                 Page 9 of 12 Pages

beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 164,496 shares of Common Stock, constituting approximately 2.81% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,845,664 shares outstanding on February 28, 2003, as set forth in the Company's most recent report on Form 10-K for the period ended December 31, 2002 filed with the Securities and Exchange Commission on March 6, 2003).

         The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made sales of shares of Common Stock during the past 60 days as follows:


Name             Date                   Number of Shares      Price Per Share
----             ----                   ----------------      ---------------
Partnership      February 14, 2003      5,900                 $12.9805
Partnership      March 27, 2003         10,000                $16.0688
Partnership      April 2, 2003          10,000                $16.3
Partnership      April 4, 2003          8,000                 $16.34
Partnership      April 7, 2003          10,000                $16.35
Partnership      April 8, 2003          3,400                 $16.83

CUSIP No. 20651H 10 2                  13D/A                Page 10 of 12 Pages

Name             Date                   Number of Shares      Price Per Share
----             ----                   ----------------      ---------------
Partnership-I    February 14, 2003      8,500                 $12.9805


Name             Date                   Number of Shares      Price Per Share
----             ----                   ----------------      ---------------
Fund             February 14, 2003      600                   $12.9805


Name             Date                   Number of Shares      Price Per Share
----             ----                   ----------------      ---------------
Channell         February 14, 2003      10,000                $12.9805
Channell         April 3, 2003          3,000                 $16.47
Channell         April 4, 2003          7,000                 $16.34
Channell         April 8, 2003          5,000                 $16.83
Channell         April 9, 2003          5,000                 $17.6

(d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)  Not applicable

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934

                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date:  April 14, 2003
                              WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                              By: Wynnefield Capital Management, LLC,
                              its general partner


                              /s/ Nelson Obus
                              --------------------------------------------------
                              Name:  Nelson Obus
                              Title: Managing Member

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                              By: Wynnefield Capital Management,LLC,
                              its general partner


                              /s/ Nelson Obus
                              --------------------------------------------------
                              Name:  Nelson Obus
                              Title: Managing Member

                              WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                              By: Wynnefield Capital, Inc.,
                              its general partner


                              /s/ Nelson Obus
                              --------------------------------------------------
                              Name:  Nelson Obus
                              Title: President

                              CHANNELL PARTERS II, LTD.


                              /s/ Nelson Obus
                              --------------------------------------------------
                              Name: Nelson Obus
                              Title: President


                              /s/ Nelson Obus
                              --------------------------------------------------
                              Nelson Obus


         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.